Form 51-102F1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Management Discussion & Analysis
Interim (unaudited) Consolidated Financial Statements for the
Six month period ended
June 30, 2005

The following discussion and analysis of the financial position and results of operations for Las Vegas From Home.com Entertainment Inc. (the” Company”) should be read in conjunction with the unaudited interim consolidated financial statements and the notes thereto for the six month periods ended June 30, 2005 and 2004, and which are prepared in accordance with Canadian generally accepted accounting principals. The unaudited interim consolidated financial statements and notes thereto have not been reviewed by the Company’s Auditor. The following discussion and analysis should also be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2004 and 2003.

The following information will include all the disclosure required under Form 51-102F1 for Interim MD&A.

The following information is prepared as at August 10, 2005.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The principal business of the Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) is the development and marketing of software for on-line multi-player interactive card games. The gaming and entertainment operations are carried on by Action. The principal revenues of Action are from collecting rakes, licensing fees and royalties.

Las Vegas From Home.com Entertainment Inc. is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents on www.sedar.com . The Company is a foreign private issuer in the United States of America and in this respect, files on EDGAR, its annual report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=0001061612&filenum=&State=&SIC=&owner=i nclude&action=getcompany will give you direct access to the Company’s S.E.C. filings.

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The Company has developed and has built a Software for on-line multi-player interactive card games (the “Company’s Gaming Software”) which is licensed to its wholly owned Antiguan subsidiary Action Poker Gaming Inc. (“Action”).

The Kahnawake Gaming Commission has issued to Action an interactive gaming license to operate and exploit an Internet Gaming Facility located at the facilities of Mohawk Internet Technologies Inc., which is located in the Kahnawake Mohawk Reserve in Canada.

Action hosts and operates the Company’s Gaming Software to the general public. Action is the owner and operator of the URLs www.tigergaming.com , www.tigergaming.net , www.holycowpoker.com , www.atlantisworldpoker.com , www.pokerincanada.com and www.pokerincanada.net .

Action licenses the Company’s Gaming Software to several third party operators. For a list of all licensees, please visit www.lvfh.com . Furthermore, Action hosts and operates online poker websites on behalf of its licensees.

During 2005, Action has licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which is operated by Action under the URL www.playvegasfromhome.com.

The principal revenues of Action are from collecting rakes, licensing fees and royalties.

The Company is continually enhancing and upgrading the Company’s Gaming Software in order to retain and increase its customer base.

In June 2003, Action entered into an agreement with Atlantis Casino (“Atlantis”) whereby Atlantis purchased a 35% interest in Action’s monthly net revenues for US$1,000,000. During 2004, the parties entered into an agreement (the “Purchase Back Agreement”) whereby Action purchased back the 35% interest in Action’s monthly net revenues from Atlantis for US$1,000,000 of which US$327,620 remained outstanding as at December 31, 2004. As of March 8, 2005, the outstanding amount was fully paid. The Company and Action have no further obligations whatsoever to Atlantis.

During the year, the Company was involved in a lawsuit with an arm’s length third party (“Third Party”) for patent infringement. Even though Management of the Company is of the opinion that the lawsuit was frivolous and of no merit, nevertheless Management decided that it would be more prudent and cost effective to have an amicable out-of-court settlement. Subsequent to year-end, the Company reached an out-of-court settlement whereby the Company has agreed to pay to the Third Party a series of royalty payments, not to exceed the sum of US$200,000, which are payable as follows:

(a)	Four equal instalments of US$25,000 until November 2, 2005;

(b)	Quarterly payments of US$10,000 for every US$1,000,000 of Las Vegas’ cumulative rake income commencing January 1, 2005, for up to US$5,000,000 of Las Vegas’ cumulative rake revenues; and,

(c)	A single payment of US$50,000 for the first subsequent US$5,000,000 of Las Vegas’ cumulative rake revenues after the above mentioned US$5,000,000 has been reached.

Accordingly, US$200,000 (Cdn$240,400) has been accrued as settlement expense in the statement of operations for the year ended December 31, 2004 and US$175,000 (Cdn $210,350) has been accrued as settlement expense in the statement of operations and deficit for the three month period ended March 31, 2005.

On May 6, 2005, the Company and the Third Party entered into a Modification to “License and Settlement Agreement” of February 17, 2005, whereby the Company paid one final payment of US $90,000 as full and final settlement, and complete release of all the Company’s royalty obligations. As a result, the Company recorded a gain of Cdn $97,382 in its statement of operations and deficit for the six month period ended June 30, 2005.

Prior to May 6, 2005, the Company had paid US $25,000 to the Third Party.

The Company is presently not a party to any legal proceedings whatsoever.

Pursuant to a Loan Agreement, the Loan from Interactive of US $250,000 (Cdn $275,608) was obtained in June, 2004, and is payable in monthly instalments equal to 5% of Action’s revenues for the first twelve months and 10% of Action’s revenues thereafter until the loan is paid. The entire amount was fully repaid by the Company on March 15, 2005. In lieu of interest, the Company is obliged to make monthly bonus payments to Interactive equal to 5% of Action’s revenues for a period of twelve months. Bonus payments totalling US $20,709 have been made up to October, 2004. On April 15, 2005, as consideration for the early repayment of the Loan by the Company, Interactive has cancelled the Loan Agreement and has forever forgiven all outstanding and future bonus payments that were payable pursuant to the Loan Agreement.

The Company acquired, on April 28, 2004, Action Commerce Limited (UK), a United Kingdom corporation. Action Commerce Limited (UK) is now a wholly owned subsidiary of the Company, and acts as payment processor for the Company and its subsidiaries. Furthermore, the Company has caused to incorporate the following companies which are wholly owned subsidiaries of the Company; (1) Guardian Commerce Limited, (“Guardian”) a St. Kitt’s Corporation which was incorporated to enable the Company’s subsidiaries to continue their business relationship with Optimal Payments Inc., and, (2) APG Enterprises Ltd., a Cypriot Corporation (“APG Cyprus”). The Company’s wholly owned subsidiary, APG Cyprus, has commenced its operations in Cyprus and currently employs 28 people. Upon the dissolution of one of the Company’s former subsidiaries, the Company acquired a 100% wholly owned interest in 4010493 Canada Inc., a federally chartered Canadian company, which is currently dormant. The Company caused to incorporate two Panamanian subsidiaries during the year, Georgia Enterprises Corp., and Tiger Ventures Corp., both of which are presently inactive. The Company may, in the future, possibly use the two Panamanian subsidiaries as payment processors for the Company and its subsidiaries. Presently the Company is in the process of incorporating a wholly owned subsidiary in Armenia and it is anticipated that the incorporation will be completed during the third quarter of 2005. It is expected that the Armenian subsidiary shall increase the Company’s software development resources and shall provide technical and administrative support to APG Cyprus.

At the Annual & Special General Meeting of the Company’s shareholders which was held on June 30, 2005, the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2004 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor. The shareholders also approved the following special resolutions:- (1) the pre-existing company provisions in the Notice of Articles of the Company be deleted and the Company’s Notice of Articles be altered accordingly; (2) the number of authorized shares be increased to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value and the Company’s Notice of Articles be altered accordingly; (3) the existing Articles of the Company filed with the Registrar of Companies be altered by deleting all of the provisions of the existing Articles of the Company and the New Articles be adopted in substitution therefore. In addition, the shareholders also approved the amendment to the Company’s 2004 Stock Option Plan (the “Amended 2004 Stock Option Plan”) by increasing the maximum number of common shares which may be reserved for issuance to 15,866,936.

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a “bought-deal” underwritten private placement of Subscription Receipts (the “Brokered Offering”). The Brokered Offering closed on May 13, 2005, and on June 30, 2005, at the Company’s Annual and Special General Meeting, the Company’s shareholders approved the increase in the authorized share capital of the Company to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value. As a result, and subsequent to the six month period ended June 30, 2005, 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued to various investors pursuant to the Brokered Offering. Total proceeds received by the Company were $7,487,689. The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) which are exercisable into Units at $0.65 per Unit. Each Unit consists of one common share in the capital of the Company and one half of one share purchase warrant. One whole share purchase warrant is required to purchase one additional common share at $1.00 per share. All share purchase warrants expire on May 13, 2007. The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, have hold periods which expire on September 14, 2005, at which time, it is anticipated that the share purchase warrants will commence trading on the TSX Venture Exchange.

In addition to the Public Markets on which the Company’s shares are presently either quoted or listed for trading, and in order that the Company may have an enhanced profile, and increased status and credibility, Management of the Company is currently pursuing the possibilities of having the Company’s securities quoted for trading on AIM of the London Stock Exchange.

For the six month period ended June 30, 2005, the Company recorded revenue of $4,760,210 as compared to $558,010 for the same period in 2004, reflecting a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software. Interest income was $9,725 as compared to $1,748 during the same period in 2004, reflecting an increase in cash balances in the bank. The gain before other items was $652,720 compared to a loss of $(887,887) for the same period in 2004 even though the total expenses of the Company increased to $4,117,215 reflecting an increase in the level of the Company’s activities as compared to $1,447,645 for the same period in 2004. Items which contributed to an increase in operating expenses during the six month period ended June 30, 2005, were Advertising and promotion expenses of $1,753,776 (2004: $218,511), Amortization of $138,197 (2004: $49,792), Commission fees of $24,710 (2004: $Nil), Donations of $25,000 (2004: $Nil), Consulting and professional fees of $235,236 (2004: $98,250), Legal, accounting and audit fees of $63,661 (2004: $11,171); Office expenses of $153,140 (2004: $64,672), Regulatory and transfer agent fees of $25,509 (2004: $6,627), Rent of $176,454 (2004: $111,572), Salaries and benefits expenses of $803,341 (2004: $618,318), Shareholder communication expenses of $10,633 (2004: $5,097), Software licensing fees of $16,552 (2004: $Nil), Telephone expense of $26,313 [2004: ($17,756)], Travel, meals and entertainment expenses of $189,455 (2004: $71,742), and Transaction fees of $382,112 (2004: $20,222). For the six month period ended June 30, 2005, the Company recognized the sum of $150,034 as stock based compensation expense.

During the six month period ended June 30, 2005, in keeping with Management’s commitment to support worthwhile causes, the Company has made donations totalling $25,000 to the following:- (1) St. Vartan’s Armenian Apostolic Church of British Columbia as to $5,000; (2) the Zajac Ranch for Children as to $5,000, a camp dedicated to “raising the spirits” of children with life threatening, chronic illnesses or disabilities. The Zajac Ranch project is spear headed by the Zajac Foundation, a non-profit organization registered as a charitable institution with the Government of Canada whose mandate is to support children, seniors and those with special needs through innovative community projects focused on developing life long skills and independence, and (3) Street Kids International, as to $15,000, an international charity based in Canada, striving to be the lead organization in developing, disseminating and advocating the practical solutions needed to give street kids around the world the choices, skills, and opportunities to make a better life for themselves. On a going forward basis, the Company intends to continue and focus its commitment to solely support children’s charitable causes.

For the six month period ended June 30, 2005, the weighted average gain per common share was $0.01 as compared to a loss of $(0.02) during the same period in 2004. Total assets as at June 30, 2005, were $6,032,989 (2004: $1,038,078). The Company has equipment leases with a present value of net minimum lease payments of $33,464 expiring in 2007 (2004: $51,796), of which the current portion totals $19,904 (2004: $25,124). A certain portion of the obligation for lease payments has been personally guaranteed by the Company’s President, Jacob H. Kalpakian. The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

During the six month period ended June 30, 2005, the Company had a net gain of $750,102; or $0.01 per common share (weighted average), as compared to a net loss of $(1,327,112); or $(0.02) per common share (weighted average), in the same period of 2004.

During the six month period ended June 30, 2005, the Company’s weighted average number of common shares was 77,925,844 as compared to 55,882,902 for the same period in 2004.

For the six month period ended June 30, 2005, the Company had a working capital of $2,045,473 as compared to a working capital deficit of ($154,299) in the same period of 2004.

Second Quarter, (June 30, 2005)

During the three month [Second Quarter] period ended June 30, 2005, the Company had a net gain of $385,773 or $0.005 per share as compared to a net loss of $(862,178) or $(0.02) per share in the same three month [Second Quarter] period of 2004 and as compared to a net gain of $364,329 or $0.005 per share for the three month period ended March 31, 2005. Total revenues have significantly increased to $2,684,624 (2004: $282,979; March 31, 2005: $2,085,311) mainly due to a substantial increase in revenue generated from the Company’s Gaming Software in the amount of $2,676,154 (2004: $281,334; March 31, 2005: $2,084,056). Operating costs have increased to $2,396,233 as compared to $712,487 for the same period in 2004 and as compared to $1,720,982 for the three month period ended March 31, 2005. Costs relating to Advertising and promotion, Amortization, Consulting and professional fees, Salaries and benefits, Transaction fees, Office expenses and Regulatory and transfer agent fees contributed mainly to the increase in operating costs.

For the three month period ended June 30, 2005, (the “Second Quarter”), the Company recorded revenue of $2,676,154 as compared to $2,084,056 for the period ended March 31, 2005 (the “First Quarter”), reflecting a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software. Interest income was $8,470 during the Second Quarter as compared to $1,255 during the First Quarter, reflecting an increase in cash balances in the bank. The gain before other items was $288,391 during the Second Quarter as compared to a gain of $364,329 for the First Quarter due to an increase in operating expenses from $1,720,928 in the First Quarter (which did not include stock based compensation expense of $104,641 for the First Quarter) to $2,396,233 in the Second Quarter (which includes the First Quarter stock based compensation expense and $45,393 stock based compensation expense for the Second Quarter). The increase in the operating expenses during the Second Quarter from the immediately preceding First Quarter reflects an increase in the level of the Company’s activities. Items which contributed to the increase in operating expenses during the Second Quarter were Advertising and promotion expenses of $1,006,807 (First Quarter: $746,969), Amortization of $72,861 (First Quarter: $65,336), Commission fees of $24,710 (First Quarter: $Nil), Consulting and professional fees of $145,109 (First Quarter: $90,127), Office expenses of $108,324 (First Quarter: $44,816), Regulatory and transfer agent fees of $23,411 (First Quarter: $2,098), Rent of $97,829 (First Quarter: $78,625), Salaries and benefits expenses of $469,089 (First Quarter: $334,252), Shareholder communication of $10,383 (First Quarter: $250), Software licensing fees of $16,552 (First Quarter: $Nil), Telephone expense of $16,936 (First Quarter: $9,377), Transaction fees of $205,824 (First Quarter: $176,288) and Travel, meals and entertainment expenses of $107,733 (First Quarter: $81,722).

The Net Gain during the Second Quarter was $385,773 as compared to a Net Gain of $364,329 during the First Quarter. The increase in the Net Gain from the immediately preceding quarter is due to the Company realizing a gain of $97,382 on the settlement of debt.

The weighted average number of shares during the Second Quarter was 77,925,844 as compared to 77,406,344 during the First Quarter. The weighted average gain per common share was $0.005 during the Second Quarter as compared to $0.005 during the First Quarter.

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company’s Securities:

•	General Risk Factors: Although management of the Company believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, Action Poker Gaming Inc. (“Action Poker”), represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities. If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it can have a material adverse impact on the business and financial affairs of the Company.

There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming and for financial transactions pertaining to on-line gaming. The passage of such legislation could substantially and adversely impact the business and financial affairs of the Company and its licensees.

The marketplace for the Company’s Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences. The Company’s products and services compete against those of other companies that have greater financial, marketing, technical and other resources than those of the Company. Any changes in the internet’s role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company’s ability to generate revenues. Furthermore, the Company can be severely and adversely affected from power failures, internet failures, software failures and hackings. The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company. The Company also relies on its licensees for the operation of the Company’s Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company. Changes in policies of companies, financial institutions or banks, that handle credit card transactions and/or other types of financial transactions for on-line gaming, can have an adverse impact on the business and financial affairs of the Company.

The profitability of the Company can be affected by fluctuations in the exchange rate of the US Dollar in relation to the Canadian Dollar due to the fact that the Company’s revenues are generated in US Dollars while a certain portion of the Company’s expenses are incurred in Canadian Dollars.

•	Dilution: There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company’s shareholders.

•	Revenues and Dividends: While the Company has recently started generating meaningful revenues, the Company has not yet established a long term pattern of consistently generating meaningful revenues. The Company intends to retain its earnings in order to finance further growth. Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended June 30, 2005:

For the Quarterly	June 30,	March 31,	December 31,	September 30,
Periods ended	2005	2005	2004	2004
	$
Total Revenues	2,684,624	2,085,311	1,073,518	350,688

Income (loss) before other items	288,391	364,329	(2,176,513)	(530,878)

Earnings (loss) per common share before other items	0.003	0.005	(0.03)	(0.01)

Fully diluted earnings (loss) per common share before other items	0.00	0.00	(0.02)	(0.01)

Net income (loss) for the period	385,773	364,329	(3,461,006)	(558,394)

Basic net earnings (loss) per share	0.005	0.005	(0.05)	(0.01)

Diluted net earnings (loss) per share	0.00	0.00	(0.04)	(0.01)

For the Quarterly	June 30,	March 31,	December 31,	September 30,
Periods ended	2004	2004	2003	2003
	$
Total Revenues	282,979	276,779	261,122	186,722

Income (loss) before other items	(429,508)	(458,379)	(1,139,751)	(667,955)

Earnings (loss) per common share before other items	(0.01)	(0.01)	(0.02)	(0.01)

Fully diluted earnings (loss) per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)

Net income (loss) for the period	(862,178)	(464,934)	178,640	(578,491)

Basic net earnings (loss) per share	(0.02)	(0.01)	0.00	(0.01)

Diluted net earnings (loss) per share	(0.01)	(0.01)	0.00	(0.01)

The Company’s business is not of a seasonal nature.

A major portion of the Company’s total revenues have been generated as a result of the Company’s Gaming Software.

Fluctuations in the exchange rate of the US dollar in relation to the Canadian dollar have a direct impact on the results of the Company’s operations due to the fact that the Company’s revenues are generated in US dollars while a certain portion of the Company’s expenses are incurred in Canadian dollars.

Liquidity and Capital Resources

During the fourth quarter of 2004, and the first and second quarters of 2005, the Company experienced meaningful increases in its revenues. In order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to upgrading the Company’s Gaming Software so as to have a full suite of poker games as well as new products. If the Company is successful in increasing and/or sustaining its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased and/or current cash flow. However, in order to meet its funding requirements for faster growth, the Company may have to seek equity and/or debt financings through private placements and/or public offerings and/or loans.

The Company has entered into Non-Brokered Private Placement Agreements with various parties, dated December 13, 2004, to issue 5,000,000 units at $0.20 per unit, each unit consisting on one common share and one-half of one warrant; each whole warrant entitling the holder to purchase one common share at a price of $0.25 per common share for a period of 24 months. A related party, Bronx Ventures Inc., [formerly Lucky 1 Enterprises Inc.] (“Bronx”), participated in this financing and purchased 1,250,000 units of the 5,000,000 units. In the future, Bronx may either increase or decrease its investment in the Company. The financing was approved by the TSX Venture Exchange on January 7, 2005, and all units which were issued had a hold period which expired on May 8, 2005.

During the first quarter, the Company received from a third party, a subscription for the securities of the Company in the amount of $450,000 (“Subscription Funds”) which was not accepted by the Company. Subsequent to the six month period ended June 30, 2005, the Company returned the Subscription Funds to the third party.

Proceeds received by the Company from all financings are being utilized for general working capital purposes.

The Company has granted stock options and share purchase warrants to acquire common shares of the Company, at certain prices, to various parties. Should any outstanding stock options or share purchase warrants be exercised by any party, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any stock options or share purchase warrants will be exercised before their respective expiry dates.

For the six month period ended June 30, 2005, a total of 2,185,000 stock options were exercised at prices ranging between $0.12 and $0.19 per common share for total proceeds to the Company of $383,000. No stock options were cancelled or expired during the period. A total of 1,135,000 stock options were granted at exercise prices ranging between $0.20 and $0.46 per common share for a total stock option compensation expense of $150,034 for the six month period ended June 30, 2005.

During the six month period ended June 30, 2005, the Company issued 2,500,000 share purchase warrants exercisable at $0.25 per common share. A total of 2,330,000 share purchase warrants were exercised at prices ranging between $0.10 and $0.25 per common share for total proceeds to the Company of $408,000.

As of June 30, 2005, the Company had $2,371,078 in cash and term deposits as compared to $ Nil at December 31, 2004. Marketable securities at June 30, 2005, were $383 as compared to $383 at December 31, 2004; Accounts receivable at June 30, 2005, was $1,219,569 as compared to $1,203,471 at December 31, 2004; Prepaids and security deposits at June 30, 2005, were $16,002 as compared to $102,899 at December 31, 2004; Due from related parties at June 30, 2005, was $630,800 as compared to $371,347 at December 31, 2004.

As of June 30, 2005, the Company had Bank indebtedness of $Nil as compared to $20,717 at December 31, 2004. Accounts payable and accrued liabilities of $1,541,655 as compared to $1,361,239 at December 31, 2004; Due to related parties was $Nil (December 31, 2004: $8,525); Other obligations were $Nil (December 31, 2004: $516,008); and the Obligation under capital lease was $19,904 (December 31, 2004: $19,904).

The Company’s working capital at June 30, 2005, was $2,045,473 as compared to a working capital deficit of $619,640 at December 31, 2004.

Accounts Receivable

The Company’s accounts receivable represents a significant percentage of the Company’s fiscal 2004 revenues, due to the fact that the Company’s wholly owned Antiguan subsidiary, Action, has entered into Merchant Account Agreements with various internet payment processing companies that hold back 10% of the Company’s funds in trust and as a reserve for a period of 6 months on a revolving basis. This is done so that there are sufficient funds available to the internet payment processing companies should there be any charge-backs during the 6 month “Hold” period. This is the standard practice that is used in the Online Gaming Industry. Furthermore, for the fiscal year ended December 31, 2004, the Company was in the midst of changing its overseas bank, and as a result, the Company, on its own free will, left more than 10% of its funds in trust with these internet payment processing companies, until the Company was able to secure a working relationship with a European Bank. Subsequent to year end, the Company was able to enter into a working relationship with a European Bank and as a result, all excess funds over and above the required 10% hold-back have been withdrawn from the internet payment processing companies and have been deposited into the Company’s account with the European Bank.

Player Deposits:

Player deposits are included in the Company’s Accounts Payables, and represent funds deposited by the Players.

Capitalization of the Company’s Gaming Software:

The Company’s Gaming Software was determined to be technically feasible and was generating revenues prior to January 1, 2004, nevertheless, Management took the conservative approach of not capitalizing any direct or indirect software development costs and expenses during the fiscal years ended December 31, 2002 and 2003. Only when Management of the Company felt confident in the sustainability of generating revenues from the Company’s Gaming Software, then and only then did the Company commence capitalizing the direct and indirect software development costs and expenses as of January 1, 2004.

The types of costs that were incurred and capitalized in 2004 were:-

Rent	Cdn$	10,857
Amortization		11,977
Insurance		885
Interest		1,903
Payroll *		*571,600
Professional and Consulting fees		62,757

	Cdn$	659,979

*-	Does not include any Stock Based Compensation Expense

-	Does not include any Salaries for Administration

-	Does not include any Salaries for Customer Service Employees

-	Payroll is directed at technically feasible programming enhancements only

The types of costs that were incurred and capitalized during the six month period ended June 30, 2005 were:-

Rent	Cdn$	5,910
Amortization		7,677
Insurance		444
Interest		803
Payroll *		*455,523
Professional and Consulting fees		—

	Cdn$	470,357

*-	Does not include any Stock Based Compensation Expense

-	Does not include any Salaries for Administration

-	Does not include any Salaries for Customer Service Employees

-	Payroll is directed at technically feasible programming enhancements only

Trends

The marketplace for the Company’s business is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences. Consequently, new products are being developed continuously by the Online Gaming Industry in order to satisfy customer demands, and new and costly venues of advertising and promotion are being used by the Online Gaming Industry so as to attract new customers and retain existing ones.

Related Party Transactions

The Company entered into a licensing agreement on November 4, 2002, with Bronx Ventures Inc. [formerly Lucky 1 Enterprises Inc.] (“Bronx”), a related party, for the joint development of certain on-line gaming software consisting of three card games; Pan, Big 2, and Chinese Poker, (the “three card games Software”). In respect to this transaction, the Company received the approval of the TSX Venture Exchange on November 21, 2002. The Company has received from Bronx the agreed license fee of $200,000 for the three card games Software. The three card games Software is equally owned by the Company and Bronx. The Company is the operator of the three card games Software. The Company receives 60% and Bronx receives 40% of all revenues that are generated from the operation of the three card games Software.

The Company’s 60% share of revenues from the three card games Software for the six month period ended June 30, 2005 was $326,532 (2004: $87,024) and for the three month period ended June 30, 2005 was $172,992 (March 31, 2005: $153,540).

The Company has paid to Bronx $217,688 representing 40% of revenues generated from the three card games Software for the six month period ended June 30, 2005 (2004: $58,016).and has paid to Bronx for the three month period ended June 30, 2005: $115,328 (March 31, 2005: $102,360).

For the six month period ended June 30, 2005, Kalpakian Bros. of B.C. Ltd. was paid $90,000. (2004: $90,000). The principals of Kalpakian Bros. of B.C. Ltd. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers. Pursuant to a Management Services Agreement dated February 1, 2000, the remuneration payable to Kalpakian Bros. of B.C. Ltd. is $15,000 per month plus GST plus reimbursement of all traveling and other expenses incurred by Kalpakian Bros. of B.C. Ltd., in connection with performing its services. The Management Services Agreement is automatically renewable on a year by year basis and may be terminated at anytime by either party on six months’ written notice. For the three month period ended June 30, 2005, Kalpakian Bros. of B.C. Ltd. was paid $45,000 (March 31, 2005: $45,000).

The company shares office premises with Bronx, a related company. Bronx invoices the Company, on a monthly basis, for a portion of salaries paid by Bronx. The Company invoices Bronx, on a monthly basis, for a portion of the Rent and Office expenses incurred by the Company.

As of January 7, 2005, Bronx, a related company, has acquired for investment purposes, 1,250,000 units of the Company at a price of $0.20 per unit. Each unit consists of one common share and one-half of one warrant. One whole warrant is required to purchase one common share at $0.25 per share expiring on January 7, 2007. In the future, Bronx may either increase or decrease its’ investment in the Company.

Changes in Accounting Policies

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires all forms of stock based compensation, including stock options to be accounted for using the Fair Value based method and recorded as an expense over the vesting period. Previously, the Company did not record any compensation cost on the granting of stock options to directors, officers, employees and consultants as the exercise price was equal to or greater than the market price at the date of the grants. Accordingly, stock option compensation of $150,034 was recognized as an expense for the six month period ended June 30, 2005 (which includes $104,641 stock based compensation for the First Quarter of 2005 that was expensed during the Second Quarter of 2005).

Financial Instruments

(i)	Fair value

The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)	Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, risks on accounts receivable is minimal as receivables are from major internet payment processors.

(iv)	Translation risk

The Company translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year. The exchange rate may vary from time to time. This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(v)	Market risk

The Company is exposed to market risk with respect to its investment in marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s June 30, 2005 Interim (unaudited) Consolidated Financial Statements and the Company’s December 31, 2004 Annual (audited) Consolidated Financial Statements.

Capital Stock

Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred	Exercise	Expiry Dates
		Shares	($) Price per
			common share
Issued and Outstanding
as at August 10, 2005	92,241,678	Nil	N/A	N/A
				Feb 5/06 to
Stock Options	10,328,092	Nil	$0.12 to 0.44	June 1/07
Brokers’ Warrants	90,000	Nil	$0.10	Oct 31/06
				Oct 31/06 to
Warrants	12,867,750	Nil	$0.20 to $1.00	May 13/07
842,711 Compensation Warrants to acquire Units Consisting of:		Nil
common shares	842,771	Nil	$0.65	May 13/07
share purchase warrants	421,386	Nil	$1.00	May 13/07

Fully Diluted as at August 10, 2005	116,791,677	Nil	N/A	N/A

Subsequent Events to the six month period ended June 30, 2005, and up to August 10, 2005.

As disclosed in note 9(b) of the unaudited Consolidated Interim Financial Statements for the six month periods ended June 30, 2005 and 2004, the Brokered Offering closed on May 13, 2005. As a result, and subsequent to the six month period ended June 30, 2005, the Company issued 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share pursuant to the Brokered Offering. The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) which are exercisable into Units at $0.65 per Unit. Each Unit consists of one common share in the capital of the Company and one half of one share purchase warrant. One whole share purchase warrant is required to purchase one additional common share at $1.00 per share. All share purchase warrants and Compensation Warrants expire on May 13, 2007. The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, have hold periods which expire on September 14, 2005, at which time, it is anticipated that the share purchase warrants will commence trading on the TSX Venture Exchange.

The Company will not proceed with the previously announced non-brokered private placement for 1,462,000 Units with a third party, for proceeds of $950,300 on the same terms as the Brokered Offering.

Furthermore, during the first quarter of 2005, the Company had received, from a third party, a subscription for the securities of the Company in the amount of $450,000 which was not accepted by the Company and such amount was returned by the Company to the third party on July 25, 2005.

The amount of $1,283 that was due from two Directors as disclosed in note 10(c) of the unaudited Consolidated Interim Financial Statements for the six month periods ended June 30, 2005 and 2004, was fully repaid by the Directors on August 5, 2005.

Subsequent to the six month period ended June 30, 2005, a total of 282,500 stock options were exercised at prices ranging between $0.12 and $0.18 per common share for total proceeds to the Company of $34,850 and a total of 70,000 stock options at prices ranging between $ 0.12 and $0.19 expired.

Subsequent to the six month period ended June 30, 2005, 100,000 warrants were exercised at $0.20 per common share for total proceeds to the Company of $20,000. A total of 6,242,750 share purchase warrants at an exercise price of $1.00 per common share and 842,771 Compensation Warrants exercisable into Units were issued by the Company pursuant to the aforementioned Brokered Offering.

Subsequent to the six month period ended June 30, 2005, the Company acquired additional marketable securities for a total amount of $117,200.

Outlook

Industry indications are strong that the growth trend in the internet gaming sector, in particular for poker and other multiplayer games, shall continue to enjoy solid growth.

The Company’s main objective is to expand the marketing of its core product. Management strongly believes it has a solid marketing plan that can increase traffic and revenue through proven marketing medians and is conducting an aggressive marketing campaign. Management is of the opinion that with the continuation of such an aggressive marketing campaign, there is a good possibility that the Company shall increase its market share and thus advance to the next level of the Company’s growth.

In addition to the Company’s ongoing marketing campaigns to the general public, the Company intends to make use of its significant database of players by intensely offering attractive incentives to this readily available resource. It is anticipated that this readily available pool of players shall further increase the Company’s revenues.

Furthermore, the Company is experiencing a strong interest by online Sports books and Casinos to license its software. In particular, presently there is a niche market for small to medium sized operators to offer online poker games to their customers which the Company is well positioned to provide. This recent interest is being enjoyed by the Company as a direct result of the growing “critical mass” within the Action Poker Network which is just recently being recognized by potential licensees. In this regard, Management expects that during the year, the Company shall be able to increase the number of its licensees, thus contributing more meaningful revenues for the Company.

Moreover, the Company has launched its Online Casino and although the Company has virtually not yet marketed this new product, early results indicate that the Company’s Online Casino is being well received by the players and it is anticipated that, in time, the Company’s Online Casino will favorably contribute towards the Company’s revenues.

At the time of this filing, the Company is experiencing the continuation of a positive increase in revenues over Q2 2005, which Management expects will be reflected in the Company’s Q3 2005 results. With the Company’s wholly owned subsidiary in Cyprus now fully operational and staffed, and taking into consideration the Company’s current revenues, Management expects Q3 2005 to continue with solid growth and profitability.